UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
 Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 29, 2016, Macrocure Ltd. (“Macrocure” or the “Company”) announced that it has entered into a definitive merger agreement with Leap Therapeutics, Inc. (“Leap”), a clinical stage immuno-oncology company, pursuant to which Macrocure will become a wholly owned subsidiary of Leap, and Leap will become a public company.  In connection with the transaction, Macrocure shareholders will exchange their Macrocure shares for newly issued shares of Leap common stock and Macrocure equityholders, as a group, are expected to constitute approximately 31.8% of the combined company after giving effect to the additional equity investment referenced below.  Leap will apply to have the shares of the combined entity listed for trading on NASDAQ upon completion of the merger. In addition, existing Leap investors, including entities affiliated with HealthCare Ventures, have committed to invest an additional $10 million at the closing of the transaction.  The transaction is expected to close near year-end, subject to shareholder approval and other customary closing conditions which are set forth in the merger agreement.

A copy of the press release announcing the transaction has been furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: August 29, 2016	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by Macrocure Ltd. and Leap Therapeutics, Inc. on August 29, 2016 announcing entry into a definitive merger agreement.